

DIVISION OF

CORPORATION FINANCE

June 17, 2010

<u>By facsimile to (310) 552-5001 and U.S. Mail</u>

Mr. Luo Ken Li
Chief Executive Officer
China Architectural Engineering, Inc.
105 Baishi Road, Jiuzhou West Avenue
Zhuhai, People's Republic of China

> **Re: China Architectural Engineering, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed January 20, 2010**
> **File No. 1-33709**

Dear Mr. Li:

   We completed the review of your filing and do not have any further comments at this time.

                              Very truly yours,

                              Pamela A. Long
                              Assistant Director

cc: Mr. Luo Ken Yi
      China Architectural Engineering, Inc.
      110 Wall Street, 14th Floor
      New York, NY 10005

      Anh Q. Tran, Esq.
      K&L Gates LLP
      10100 Santa Monica Boulevard, 7th Floor
      Los Angeles, CA 90067